EXHIBIT 99.1

Chairman’s Clarification Relating To Expansion of Mobile Phone Sector.

     Hui Zhou China, August 6 /Xinhua-PRNewswire-FirstCall— Mr. Wu Rui Lin, Chairman of Qiao Xing Universal Telephone., Inc (Nasdaq:XING) today responded to the following questions relating to the latest PR announcing expansion of mobile phones sector.

     Shall the recent acquisition of 25% shareholding in CECT by Qiao Xing universal’s subsidiary from China Electronics Corporation (CEC) adversely affect the Company’s (Qiao Xing Universal and its subsidiaries) cash flow?

     Answer: The amount of the purchase consideration was Rmb75,000,000 (US$9,062,000). Rmb70,320,000 (US$8,496,000) of the consideration would be settled by the transfer of certain non-cash assets (investments and receivables) of the Qiao Xing Universal Telephone Group to CEC. The remainder of the consideration of Rmb4,680,000 (US$565,000) would be settled by cash.

     Shall the aforesaid acquisition have any affect on the Group’s share of net income in the Future?

     Answer: The effective percentage shareholding of CECT by Qiao Xing Universal Telephone, Inc. increased from 52% before the additional acquisition to 74.5% afterwards. The increase in the Group’s share of net income of CECT would be in the same proportion.

     Why CECT sold its 40% equity In CEC Mobile (CECM)? How will that impact on CECT and the Company?

     Answer: CECM is a company producing CDMA mobile phones and CECT originally owned 50% of its shares. Under the Company’s strategic plan, all the production bases for mobile phones would be concentrated in Huizhou in the province of Guangdong, where the electronics industry enjoys preferential policies, materials sourcing is convenient, and centralized management and scale production are made easy. Therefore, the Company and CECT decided to sell its 40% equity in CECM and establish the production CDMA mobile phones. In the new mobile phone production base in Huizhou, the first two production lines came into operation in November 2003 and three lines are under construction and will come on stream soon.

     CECT sold its 40% equity in CECM for Rmb72,000,000 (US$8,699,000), which was 224%, over its capital contribution cost, while retain the other 10%. The consideration would be paid to CECT in cash on installment and it would has positive effect on CECT’s cash flow.

     CECT will use the proceeds from the sale of the aforesaid shareholding in R+D, production and sales of CDMA mobile phones.

     Relying on the CDMA license, its own R+D strength and partnership with Qualcomm, CECT will soon open a new chapter in CDMA business.

About Qiao Xing Universal Telephone, Inc.

In August 1995, Qiao Xing Universal Telephone, Inc. became one of the largest and first telephone manufacturers in China to receive the ISO 9001 Quality System Accreditation award. The

Company currently distributes over 200 models of corded and cordless telephones through an extensive network of more than 5,000 retail stores throughout China. In May 2002, Qiao Xing’s 80 percent owned subsidiary Qiao Xing Mobile Communication Co., Ltd. acquired a 65 percent interest in CEC Telecom Ltd (CECT), which was formally approved by all the necessary government authorities on 8 Feb 2003. For more details, please visit www.cosun-xing.com.

Forward-looking statements

This release contains certain forward-looking statements concerning recent and future economic performance and the plans and objectives of management for future operations. These forward-looking statements can be identified by the use of such words as “project,” “expect” and “anticipate,” and variations of such words. Such forward-looking information involves risks and uncertainties that include, but not limited to, those relating to economical, political, legal and social conditions in the People’s Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global economic conditions.